Offering Statement for KMX Technologies, LLC (“KMX Technologies”)

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. What is the name of the issuer?

   KMX Technologies, LLC

   108 West 13th Street

   Wilmington, DE 19801

Eligibility

2. The following are true for KMX Technologies, LLC:

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

   Name
   Christopher Kelley

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
02/18/2020	Present	KMX Technologies LLC	Executive Director
02/06/2019	Present	Antelope Water Management, LLC	Managing Partner
09/15/2015	03/01/2019	Texas Water Solutions Management Group, LLC	Managing Partner

Short Bio: Christopher Kelley serves as Managing Partner of Antelope. Prior to co-founding Antelope, Chris was Managing Partner and co-founder of Texas Water Solutions Management Group, advising on the integration of and investment in sustainable water technologies and infrastructure acquisitions. He serves on the Board of KMX Technologies. Work experience: https://www.linkedin.com/in/chriskelleywaterconsultant/

Name
Cynthia Archer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/15/2018	Present	Common Application	Board Chair
10/15/2019	Present	Antelope Water Management, LLC	Board Member
01/15/2016	Present	The Nascar Foundation	Director
09/15/2020	Present	Independence Mission School	Board Member
07/21/2021	Present	KMX Technologies LLC	Board Member
09/15/2001	Present	Bryn Mawr College	Chair, Board of Trustees

Short Bio: Ms. Archer serves as a Board Member for KMX Technologies. Previously, she served as Chief Marketing Officer & Executive Vice President at Sunoco LP. She has also served as Senior Vice President of the Intermodal Business Group and member of the Executive Leadership Team at Consolidated Rail Corporation. She has been a member of the Board of Directors at Sunoco Logistics Partners LP and Mercantile Bankshares Corp. She is currently a Chair of the Bryn Mawr College Board, and a Director of The Common Application. She is also a Board Member of Antelope Water Management. Ms. Archer graduated with a B.A. from Bryn Mawr College and earned an MBA from Harvard Business School. Work experience: https://www.linkedin.com/in/cynthia-archer-79080a11/

Name
Bina Khan

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
02/15/2021	Present	Dana Accelerator	Advisor
07/15/2021	Present	KMX Technologies LLC	Advisor & Interim CFO
01/15/2021	Present	Powder	Advisor & Interim COO
01/15/2019	03/15/2020	Pure Harvest Smart Farms	COO
01/15/2017	Present	Pure Harvest Smart Farms	Investor & Advisor
09/15/2015	Present	Summit Venture Partners	Co-Founder & Managing Partner

Short Bio: Bina Khan serves as Chief Financial Officer for KMX Technologies. She is an experienced entrepreneur and start-up angel investor with experience in Europe, the Middle East, Silicon Valley, and New York City. She is also the Founder at SUMMIT – a boutique accounting and tax advisory firm that works primarily with tech start-ups and high net worth individuals in San Francisco, New York, Europe and the GCC. She also manages an investment fund that focuses on disruptive tech startups run by notable teams. She has had several successful exists in small businesses including most recently, a Mexican restaurant based out of New York. Bina's diverse experience stems from her public accounting work at Marks Paneth & Shron and Selznick & Company, two leading accounting firms in New York. At MP&S and Selznick, she managed a team of professionals to serve domestic and international high-net-worth clients in financial services, hedge funds, manufacturing, fashion, entertainment, and construction. Bina most recently served as the Chief Operating Officer of Pure Harvest Smart Farms in the UAE where she has been one of the major investors and provided day-to-day leadership to execute specific strategic initiatives for the UAE's first hydroponic farm while serving as a complementary asset to the CEO. Bina works primarily with tech start-ups and high-net-worth individuals globally. She also manages an investment fund that focuses on disruptive tech startups run by notable teams. Bina has a Dual MBA with a concentration in Accounting and Taxation from Pace University Lubin School of Business and a B.S. in Business Administration from Fordham University in New York City. Work experience: https://www.linkedin.com/in/binakhan/

Name
Alexander de Vogel

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/15/2020	Present	KMX Technologies LLC	Executive Vice President
02/15/2020	Present	Antelope Water Management	Vice President
01/15/2019	07/15/2019	Ameris Capital	Business Development Associate
06/15/2018	01/15/2019	AdV Energy Consulting	Consultant
03/15/2017	06/15/2018	B&G Oilfield Services	Business Development & Strategy Analyst

Short Bio: Alexander de Vogel serves as Executive Vice President of KMX Technologies, where he oversees the company's commercial strategy and implementation. He is also Vice President of Finance & Operations at Antelope Water Management. Prior to KMX and Antelope, he was a Business Development & Strategy Analyst at B&G Oilfield Services, a private-equity-backed energy services company. He is also a Board Observer at KMX Technologies. He has a BS from Ithaca College. Work experience: https://www.linkedin.com/in/alexander-de-vogel-89038753/

Name
Zachary Sadow

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/15/2010	03/15/2019	Barclays	Energy Equity Research Analyst
02/06/2019	Present	Antelope Water Management, LLC	Managing Partner
06/06/2017	Present	EagleHawk Energy LLC	Managing Member
02/18/2020	Present	KMX Technologies, LLC	CEO & Executive Director

Short Bio: Zachary serves CEO & Chairman of KMX Technologies, LLC and as Managing

Partner of Antelope Water Management, LLC. Prior to co-founding Antelope in 2019, he was an energy analyst at Barclays and led the firm's water and energy research initiative. He is an Adjunct at the Columbia Water Center at Columbia University, a PhD candidate at the University of Nottingham, was a Visiting Scholar at Columbia University's School of International and Public Affairs (SIPA), and is a graduate of the University of Florida. Work experience: https://www.linkedin.com/in/zachary-sadow-3951987/

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

KMX-Antelope Holdings, LLC

Securities:	22,850,000
Class:	Common Units
Voting Power:	84.9%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

KMX Technologies is designed to solve the critical environmental and energy challenges of the 21st century. Through its proprietary membrane distillation technology, the company sustainably sources critical minerals necessary for next-generation supply chains and infrastructure, is advancing wastewater treatment and is accelerating energy storage with its direct lithium recovery enhancement processes. Utilizing a low-temperature thermal process and a low-pressure operating system gives KMX an energy-efficient design allowing the company to deploy cost-saving solutions to various end markets. The company's objective is to provide scalable solutions to some of the most pressing environmental challenges utilizing its underlying membrane distillation technology, including 1) waste-treatment/environmental remediation, 2) critical mineral production, and 3) lithium production enhancement. KMX Technologies, LLC was established in 2020 as part of an asset acquisition that included substantially all of the assets and IP of KMX Membrane Technologies, Corp. In addition to the IP, the acquired assets included two membrane distillation treatment units, a membrane distillation laboratory unit, and laboratory equipment. The technology has undergone successful pilots with various end-users in various industries and geographies (prior to the asset acquisition). The technology has a broad range of applications and can be applied across various industries for customers that have challenging waste-streams. The company has three main market focuses currently, including 1) industrial waste treatment (manufacturing, power & utilities, energy/oil & gas/ refining, etc.), 2) critical mineral recovery from above-ground sources (acid mine drainage ponds and coal ash ponds), and 3) direct lithium recovery without chemicals using membrane distillation. The company is actively pursuing commercial opportunities to sell and lease its technology to end-users and is establishing a network of sales channel partners. For KMX's industrial waste-treatment business, the company plans to rent treatment units of varying sizes to end-users over a long-term duration (10 years is the expected base case), for a fixed monthly cost. The company has established a strategic partnership with a project finance partner to facilitate this business model. Critical mineral recovery opportunities enhance economic returns by providing the end-user the opportunity to monetize value-added mineral by-products found in waste sources (like acid mine drainage ponds). The lithium extraction enhancement business represents a technology development opportunity harnessing the company's underlying membrane distillation technology. The business model could include licensing the technology for a fee as well as system sales. The team is a mix of highly specialized and seasoned scientists and engineers, and business/marketing/finance professionals (all currently performing services on a contractor basis).

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. Material factors that make an investment in KMX Technologies, LLC speculative or risky:

    1. Risks from Pandemics: We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's

employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

3. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

4. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

5. Your units are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these units and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs.

6. You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

7. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

8. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

9. Inability to protect our proprietary technology would disrupt our business. We rely, in part, on trademark, copyright, and trade secret law to protect our intellectual property in the United States and abroad. Although we operate and promote an open-source

envioronment, we have secrets that require us to protect certain software, documentation, and other written materials under trade secret and copyright law, which afford only limited protection. Any intellectual property rights we obtain may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, infringed or misappropriated. We may not be able to protect our proprietary rights in the United States or internationally (where effective intellectual property protection may be unavailable or limited), and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any patent of ours. We attempt to further protect our proprietary technology and content by requiring our employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology. Litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of our proprietary rights or the rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition, and operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability.

10. The Company's management will have broad discretion with respect to the application of net proceeds received by the Company from the sale of securities and may spend such proceeds in ways that do not improve the Company's results of operations or enhance the value of the Company's other issued and outstanding securities from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Corporation's business or cause the price of the Corporation's issued and outstanding securities to decline

11. Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

12. We may conduct future offerings of our common stock and pay debt obligations with our common stock which may diminish our investors' pro rata ownership and depress our stock price. We reserve the right to make future offers and sales, either public or private, of our securities, including shares of our common stock or securities convertible into common stock at prices differing from the price of the common stock previously issued. In the event that any such future sales of securities are affected or we use our common stock to pay principal or interest on our debt obligations, an investor's pro rata ownership interest may be reduced to the extent of any such future sales.

13. The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

14. Future fundraising may affect the rights of investors. In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

15. Need for Additional Capital The Company is seeking to raise $$1,069,999 in the Offering. Continuation of the Company's operations once those funds have been

consumed will require the generation of sufficient revenues from sales (of which there can be no assurance) or may require the obtaining of additional debt or equity financing (which may or may not be available to the Company). Any additional equity financing required by the Company would have the effect of diluting the ownership percentages of the shareholders of the Company. If such additional financing is needed but cannot be obtained, the Investors may lose their entire investment. The Company's ability to obtain future financing, including debt financing, may be restricted by interest rates, the regulatory environment, laws and rules affecting the Company's business. In addition, the Company's ability to obtain future financing may be restricted by the fact that the Offering is being conducted in reliance on certain exemptions from the registration requirements of the Securities Act and their equivalents in various states. In order to ensure the continuing effectiveness of these exemptions, the Company may have to limit the amount of funds that it raises from certain types of investors for a period of time following the closing of the Offering. If the Company does not receive the full $$1,069,999 of this Offering, the need for additional financing in 2022 and early 2023 may be required sooner and we may not be able to secure the additional required funding in a timely manner.

16. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

17. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

18. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

19. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

20. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

21. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

22. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

23. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

24. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

25. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

26. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

KMX Technologies, LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,069,999 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

We plan to use the funds for a cross-functional operational mix including funding operations, research & development, business functions, marketing, administrative functions, and for parts and equipment. We plan to use the majority of the proceeds for expansion and salaries for scientific, commercial, operations, and business verticals. The majority of the personnel-related expenses are expected to go towards Scientific & Technical, followed by Operations & Contractors, then Commercial & Sales. However, the company could allocate more resources to Commercial & Sales than expected in the event we accelerate any portion of our commercial strategy. Funds for Management salaries (business, finance, and admin) are expected to make up the smallest portion of the salaries component of operating expenses; however, this could change due to a change in the makeup of the management team and for strategic reasons. Our base case assumes corporate overhead for two years; however, this duration could change based on market factors, business activities, and revenue and expense variability. R&D is expected to make up a substantial amount of non-compensation-related expenses. KMX is building on its current technology portfolio to develop additional next-generation intellectual property. The majority of the work is expected to take place in either KMX's laboratory or in one of its potential partner laboratories. This R&D spending is subject to change based on a number of factors, including the pace of development, the particulars related to R&D conducted in concert with partner institutions, commercial opportunities, and market conditions. Another substantial expense is expected to be technology Trials & Demonstrations and Marketing & Travel. These activities are intended to raise the visibility of KMX's technology and solutions and validate the commercial and technical efficacy of the company's technology. The Trials & Demonstrations budget could change due to potential customer activity levels, market conditions, as well as interest in penetrating new markets and regions. Other capital expenditure items include the purchase of next-generation membrane modules, laboratory and office hardware and equipment, and enhancements and upgrades to the company's mobile treatment unit. The allocation of these funds could change due to market conditions, as well as changes in management and commercial priorities. The pace and amount of funds raised could also impact allocation of capital outcomes. New commercial opportunities and priorities or changes in market conditions could affect our use of funds outlook as well.

9. How does the issuer intend to use the proceeds of this offering?

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$52,430
Scientific & Technical (Salaries)	$9,510	$240,001
Operations & Contractors (Salaries)	$0	$181,900
Commercial (Salaries)	$0	$160,499
Management (business, finance, Admin)	$0	$107,000
Membranes and other equipment	$0	$53,500
Lab and Office Rent	$0	$19,260
Utilities & Internet	$0	$3,210
Insurance	$0	$5,350
Storage	$0	$1,598
Marketing & Travel	$0	$21,400
Trials & Demonstration	$0	$21,400
Transport	$0	$10,700
Legal & Accounting	$0	$25,680
IP Legal	$0	$10,700
Filing & Fees	$0	$4,000
Cloud, Email, & IT Admin	$0	$2,000
Engineering Software	$0	$3,000
R&D	$0	$122,089
Security	$0	$4,280
Communications	$0	$6,000
Shipping	$0	$6,000
Legal (transaction)	$0	$8,002
Total Use of Proceeds	**$10,000**	**$1,069,999**

10. How will the issuer complete the transaction and deliver securities to the investors?

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and KMX Technologies, LLC must agree that a transfer agent, which keeps records of our outstanding Netcapital Common Units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

We are issuing Securities at an offering price of $1.49 per share.

14. Do the securities offered have voting rights?

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

   The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

   ## Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Units	27,903,554	26,500,000	Yes	Each member agrees to elect the board members nominated by KMX-Antelope Holdings LLC, for as long as it is a member. Please see articles 5.3 and 5.4 of the "KMX TECHNOLOGIES, LLC Amended and Restated Limited Liability Company Agreement" for further disclosure.
Netcapital Common Units	5,369,127	0	Yes	Each member agrees to elect the board members nominated by KMX-Antelope Holdings LLC, for as long as it is a member. Please see articles 5.3 and 5.4 of the "KMX TECHNOLOGIES, LLC Amended and Restated Limited Liability Company Agreement" for further disclosure.
Incentive Units	403,553	403,553	Yes	Each member agrees to elect the board members nominated by KMX-Antelope Holdings LLC, for as long as it is a member. Please see articles 5.3 and 5.4 of the "KMX TECHNOLOGIES, LLC Amended and Restated Limited Liability Company Agreement" for further disclosure.

Options, Warrants and Other Rights

None.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

    None of the Company's existing debt is convertible into equity, and there are no warrants, options, or other convertible instruments outstanding.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

    The Company has granted a perpetual waiver of the transfer restrictions listed in the Company's Operating Agreement for all Securities sold in this Offering.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

    The Company's Operating Agreement can be amended by the holders of the Member Units. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding membership interest units give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new units, or the sale of debt, convertible debt or assets of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

At issuer's discretion.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As the holder of a majority of the voting rights in the company, our majority owner may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority members may decide to issue additional membership interest units to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns

23. What are the risks to purchasers associated with corporate actions including:
   - additional issuances of securities,
   - issuer repurchases of securities,
   - a sale of the issuer or of assets of the issuer or
   - transactions with related parties?

The issuance of additional shares of our common units will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common units, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common units outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our units would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s):	Antelope Water Management, LLC
Amount Outstanding:	$50,000
Interest Rate:	3.0%
Maturity Date:	No Maturity Date
Other Material Terms:	

On August 31, 2020, the Company entered into a loan agreement with Antelope Water Management, LLC and KMX-Antelope Holdings LLC (the " lenders") whereas the lenders provided the Company a loan of $50,000 and $67,000, respectively. The maturity date of the loans, originally December 31, 2020, was subsequently extended indefinitely, and will be re-paid at the option of the Company or the lender.

Creditor(s):	KMX-Antelope Holdings LLC
Amount Outstanding:	$67,000
Interest Rate:	3.0%
Maturity Date:	No Maturity Date

Other Material Terms:

On August 31, 2020, the Company entered into a loan agreement with Antelope Water Management, LLC and KMX-Antelope Holdings LLC (the " lenders") whereas the lenders provided the Company a loan of $50,000 and $67,000, respectively. The maturity date of the loans, originally December 31, 2020, was subsequently extended indefinitely, and will be re-paid at the option of the Company or the lender. The Company shall repay the unpaid principal in U.S. dollars.

25. What other exempt offerings has KMX Technologies, LLC conducted within the past three years?

Date of Offering:	02/2020
Exemption:	Section 4(a)(2)
Securities Offered:	Membership Units
Amount Sold:	$552,222

Use of Proceeds:

Initial funding for startup operations and asset acquisition.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. any immediate family member of any of the foregoing persons.

Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Antelope Water Management, LLC	Affiliated entity controlled by the Key People	Loan Agreement	$50,000
KMX-Antelope Holdings, LLC	Affiliated entity controlled by the Key People	Equity Ownership	$469,388
KMX-Antelope Holdings, LLC	Affiliated entity controlled by the Key People	Loan Agreement	$67,000

Financial Condition of the Issuer

27. Does the issuer have an operating history?

    Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

    KMX Technologies, LLC is a new company that is still in the early revenue stage. Through 9 months of 2021, our average monthly burn rate was approximately $50,000, and we recorded our first revenue. Our operating expenses for the period ended on December 31, 2020, amounted to $122,699, which resulted in a $121,199 net loss. The majority of our expenses were professional fees of $94,485. With this raise, we plan to allocate a higher percentage of our expenditures to salaries, acquisition of membranes and other equipment, legal and accounting expenses, and marketing & travel expenses. We will continue to keep a tight rein on expenses in order to keep a secure runway for the duration of the time it will take to raise this round. The company currently has $117,306 in loans due to affiliated companies Antelope Water Management, LLC and KMX-Antelope Holdings LLC. Please refer to sections 26 and 24 of the Offering Statement for further detail on this item. In the period ended on December 31, 2020, the company has mostly been financed via members' contributions in the amount of $552,222.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

    See attachments:

    CPA Audit Report: auditreport.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?

3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   1. in connection with the purchase or sale of any security?;
   2. involving the making of any false filing with the Commission?
   3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   1. at the time of the filing of this offering statement bars the person from:
      1. association with an entity regulated by such commission, authority, agency or officer?
      2. engaging in the business of securities, insurance or banking?
      3. engaging in savings association or credit union activities?

   2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
   2. places limitations on the activities, functions or operations of such person?
   3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

   If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing,

the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

KMX Technologies, LLC answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Video Transcript: KMX is solving the three biggest environmental challenges of the 21st century with its proprietary technology. We are changing how critical minerals and lithium are secured, while providing next generation water treatment opportunities. Through our powerful separation capabilities, water can be treated to the highest standards, lithium can be extracted more sustainably and economically, and the critical minerals needed for the future, including Rare Earth Elements, can be secured with sustainable mining practices. Water, lithium, and critical minerals represent the cornerstones of sustainable development, and KMX's powerful cross-cutting technology is addressing all three of these markets. Electric vehicles and battery storage are set to drive insatiable demands for lithium. Rare Earths Elements, the building blocks for the future of our aerospace, energy, and communication industries, are poised to experience exponential growth in the decades ahead. Water, our most precious resource, is becoming an increasing source of conflict for governments, and the key economic and environmental consideration for companies. The resources of the future will be secured and saved with advanced separation technologies. Join us as KMX solves the biggest environmental challenges ahead.

The following documents are being submitted as part of this offering:

Governance:

    Certificate of Formation: certificateofformation.pdf

    Operating Agreement: operatingagreement.pdf

Opportunity:

    Offering Page JPG: offeringpage.jpg

Financials:

    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: https://www.kmxtechnologies.com/

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.